UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number 000-20181

SAPIENS INTERNATIONAL CORPORATION N.V.

(Translation of Registrant’s name into English)

Azrieli Center

26 Harokmim St.

Holon, 5885800 Israel

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒         Form 40-F ☐

Transaction Agreements

Agreement and Plan of Merger

As previously disclosed, Sapiens International Corporation N.V., a Cayman Islands exempted company registered in the Cayman Islands (the “Company”), entered into an Agreement and Plan of Merger, dated August 12, 2025 (the “Merger Agreement”), with SI Swan UK Bidco Limited, a private limited company incorporated under the laws of Guernsey (“Bidco”), SI Swan Guernsey Holdco Limited, a private limited company incorporated under the laws of Guernsey (“Parent”), and SI Swan Cayman Merger Sub Ltd., a Cayman Islands exempted company incorporated under the laws of the Cayman Islands and a wholly owned subsidiary of Parent (“Merger Sub”, and collectively with Parent and Bidco, the “Parent Parties”). Pursuant to the Merger Agreement, and upon the terms and subject to the conditions therein and in accordance with Part 16 of the Companies Act (as revised) of the Cayman Islands, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving company in the Merger.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Merger Agreement, a copy of which is attached hereto as Exhibit 99.1 and incorporated by reference herein. A copy of the Merger Agreement has been included to provide the Company’s shareholders with information regarding its terms and is not intended to provide any factual information about the Company, the Parent Parties or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement have been and will be made solely for the purposes of the Merger Agreement and as of specific dates; were and will be made solely for the benefit of the parties to the Merger Agreement and may be subject to qualifications and limitations agreed upon by such parties; are not intended as statements of fact to be relied upon by the Company’s shareholders, but rather as a way of allocating the risk between the parties in the event the statements therein prove to be inaccurate; have been and will be modified or qualified by certain confidential disclosures that were made between the parties in connection with the negotiation of the Merger Agreement, which disclosures are not reflected in the Merger Agreement itself; may no longer be true as of a given date; and may apply standards of materiality in a way that is different from what may be viewed as material by the Company’s shareholders or those generally applicable to reports and documents filed with the Securities and Exchange Commission (the “SEC”). The Company’s shareholders are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company, the Parent Parties or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone but should instead be read in conjunction with the other information regarding the Merger Agreement, the Merger, the Company, the Parent Parties, their respective affiliates and their respective businesses, that will be contained in, or incorporated by reference into, the Schedule 13E-3 and proxy statement that the Company will file, as well as in the other filings that the Company will make, with the SEC.

Support Agreement

As previously disclosed, the Rollover Shareholder has entered into a support agreement, dated August 12, 2025 (the “Support Agreement”), with Parent with respect to the 24,314,766 common shares of the Company owned by the Rollover Shareholder as of the date of the Support Agreement.

The foregoing description of the Support Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Support Agreement, a copy of which is attached as Exhibit 99.2 hereto and is incorporated by reference herein.

Cautionary Note Regarding Forward-Looking Statements

Certain matters discussed in this Report on Form 6-K that are incorporated herein and therein by reference are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, Section 21E of the Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995, that are based on our beliefs, assumptions and expectations, as well as information currently available to us. Such forward-looking statements may be identified by the use of the words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “believe,” “may,” “will,” “plan” and similar expressions. Such statements reflect our current views with respect to future events and are subject to certain risks, uncertainties, assumptions and other important factors, many of which are outside the Company’s control, that could cause actual results to differ materially from those expressed in any forward-looking statements.

These risks, uncertainties, assumptions and other important factors that might materially affect such forward-looking statements include, but are not limited to: (i) the timing, receipt and terms and conditions of any required governmental and regulatory approvals of the transactions contemplated by the Merger Agreement and the plan of merger (the “Transactions”) that could reduce anticipated benefits or cause the parties to abandon the Transactions; (ii) the possibility that the Company’s shareholders may not approve the Transactions; (iii) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement entered into pursuant to the Transactions; (iv) the risk that the parties to the Merger Agreement may not be able to satisfy the conditions to the Transactions in a timely manner or at all; (v) the risk of any litigation relating to the Transactions; (vi) the risk that the Transactions and their announcement could have an adverse effect on the ability of the Company to retain buyers and retain and hire key personnel and maintain relationships with buyers, suppliers, employees, shareholders and other business relationships and on the Company’s operating results and business generally; (vii) the risk that the Transactions and their announcement could have adverse effects on the market price of the Company’s common shares; (viii) the possibility that the parties to the Transactions may not achieve some or all of any anticipated benefits with respect to the Company’s business and the Transactions may not be completed in accordance with the parties’ expected plans or at all; (ix) the risk that restrictions on the Company’s conduct during the pendency of the Transactions may impact the Company’s ability to pursue certain business opportunities; (x) the possibility that the Transactions may be more expensive to complete than anticipated, including as a result of unexpected factors or events; (xi) the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement, including in circumstances requiring the Company to pay a termination fee; (xii) the risk that the Company’s share price may decline significantly if the Transactions are not consummated; (xiii) the Company’s ability to enter into new strategic relationships and to further develop existing strategic relationships; (xiv) the Company’s ability to develop or acquire and deploy new solutions; (xv) the Company’s ability to raise capital and the terms of those financings; (xvi) the Company’s ability to identify and respond to cybersecurity threats and incidents; (xvii) risks related to the Company’s principal location in Israel and its status as a Cayman Islands company; (xviii) general economic and market developments and conditions, including with respect to federal monetary policy, federal trade policy, interest rates, interchange rates, labor shortages and supply chain issues; and (xix) the other risk factors and cautionary statements described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2024, and other documents filed by the Company with the SEC. The above list of factors is not exhaustive or necessarily in order of importance. You should not rely upon forward-looking statements as predictions of future events. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, it cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, the Company undertakes no obligation to update publicly any forward-looking statements for any reason, to conform these statements to actual results or to changes in our expectations.

EXHIBIT INDEX

Exhibit	Description
99.1	Agreement and Plan of Merger, dated as of August 12, 2025, by and among Sapiens International Corporation N.V., SI Swan UK Bidco Limited, SI Swan Guernsey Holdco Limited and SI Swan Cayman Merger Sub Ltd.*
99.2	Support Agreement, dated as of August 12, 2025, between Formula Systems (1985) Ltd. and SI Swan Guernsey Holdco Limited.

*	Schedules or similar attachments have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAPIENS INTERNATIONAL CORPORATION N.V.

Dated: August 14, 2025	By:	/s/ Roni Giladi
Roni Giladi
Chief Financial Officer

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